EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 137 to Registration Statement No. 002-22019 on Form N-1A of our report dated October 17, 2011, relating to the financial statements and financial highlights of Eaton Vance Multi-Cap Growth Fund, one of the funds constituting Eaton Vance Growth Trust, appearing in the Annual Report on Form N-CSR of Eaton Vance Growth Trust, for the year ended August 31, 2011, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, and Item 15 in the Supplement to the Prospectus, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 18, 2012